500 Oracle Parkway Redwood Shores California 94065	phone 650.506.7000 oracle.com

December 5, 2014

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-5546

Re:	Oracle Corporation

Form 10-K for the Fiscal Year Ended May 31, 2014

Filed June 26, 2014

File No. 001-35992

Dear Mr. Gilmore:

This letter responds to the comments set forth in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Safra A. Catz, Chief Executive Officer of Oracle Corporation (“Oracle” or “we”) dated November 25, 2014, regarding Oracle’s Annual Report on Form 10-K for the fiscal year ended May 31, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets – Impairment Assessments, page 47

1.	We note you disclose that the consulting and hardware systems products reporting units have experienced revenues and operating margin declines in fiscal 2014 as compared to prior years. You also note that as a result, these reporting units may be at greater risk for goodwill impairment than your other reporting units if your actual results for these reporting units differ from your projections. Please tell us the percentage by which the fair value of these reporting units exceeded their carrying value. To the extent that either has estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please confirm that you will disclose the following in future filings:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value

If you have determined that the estimated fair value substantially exceeds the carrying value for any of your reporting units, please disclose this determination. Please provide a draft of your revised disclosure in your response. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response: We advise the Staff that, as of March 1, 2014, the date we most recently performed our annual goodwill impairment test pursuant to Accounting Standards Codification (ASC) 350-20-35, Intangibles—Goodwill and Other, the fair values of our hardware systems products and consulting services reporting units exceeded their carrying values by approximately 24% and 58%, respectively. In future filings, to the extent that any of our reporting units have fair values that are not substantially in excess of their carrying values, we will disclose the percentage by which the fair values of the reporting units exceeded the carrying values as of the date of the most recent goodwill impairment test performed.

We believe our critical accounting policies and estimates disclosure discusses the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining the fair values of our reporting units. For example, we disclose that differences in key estimates and assumptions, including revenue growth rates, operating margins and risk-adjusted discount rates, among others, that are used in the calculations of the fair values of our reporting units could differ in comparison to actual future results.

We advise the Staff that, provided the fact patterns and percentages of fair values of our reporting units over their carrying values are materially consistent between the March 1, 2015 and 2014 goodwill impairment test dates, we will prospectively revise the disclosure in our future filings to include disclosure substantially consistent with the following:

“Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows,

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are inherently uncertain. Actual future results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units. Our most recent annual goodwill impairment analysis, which was performed on March 1, 2015, did not result in a goodwill impairment charge as the estimated fair values of our reporting units substantially exceeded their carrying values, nor did we record any goodwill impairment in fiscal 2014 or 2013.”

Notes to Consolidated Financial Statements

Note 1: Organization and Significant Accounting Policies

Revenue Recognition

Revenue Recognition for Multiple-Element Arrangements – Cloud SaaS, PaaS, and IaaS Offerings, Hardware Systems Products, Hardware Systems Support and Related Services (Nonsoftware Elements), page 92

2.	We note you disclose that for cloud offerings in multiple element arrangements, where units of accounting include more than one deliverable but are treated as a single unit of accounting, you recognize revenue generally over the estimated customer relationship period. Please tell us what deliverables are typically included in these types of arrangements and considered one unit of accounting. Further, tell us why you believe it is appropriate to recognize these arrangements over the customer relationship period, citing the accounting guidance followed, as it appears you are otherwise recognizing revenue from your cloud offerings over the related contract term. Lastly, tell us how much revenue these arrangements generated in the periods presented.

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Response: We refer to arrangements that contain cloud software subscriptions and professional services as cloud-based multiple element arrangements. A minor portion of such cloud-based multiple element arrangements contain professional services that do not have standalone value, and we account for such arrangements pursuant to ASC 605-25, Revenue Recognition, Multiple Element Arrangements and SEC Staff Accounting Bulletin Topic 13, Revenue Recognition. Revenues recognized from such cloud-based elements without standalone value were less than $10 million in each respective quarter of fiscal 2014, 2013 and 2012. Those professional services are combined with the cloud software subscription and treated as a single unit of accounting and the arrangement consideration is recognized as revenue over the contractual term of the cloud software subscription. In future filings, we will revise our disclosure to properly reflect our accounting policies with respect to our cloud-based multiple element arrangements.

Acknowledgments

In connection with our response to your comments, Oracle acknowledges the following:

•	Oracle is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Oracle may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

If you have any further questions, please contact me or Brian Higgins, Vice President, Legal and Associate General Counsel and Assistant Secretary, both at (650) 506-7000.

Very truly yours,

/s/ William Corey West

William Corey West
Senior Vice President, Chief Accounting Officer and Corporate Controller

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance, SEC

Melissa Kindelan, Staff Accountant, Division of Corporation Finance, SEC

Eiko Yaoita Pyles, Staff Accountant, Division of Corporation Finance, SEC

Safra A. Catz, Chief Executive Officer, Oracle Corporation

Dorian Daley, Senior Vice President, General Counsel and Secretary, Oracle Corporation

Brian Higgins, Vice President, Legal and Associate General Counsel and Assistant Secretary, Oracle Corporation

Scott Gawel, Vice President, Corporate Accounting, Oracle Corporation